Exhibit 4.16

Framework Supply Agreement

This Contract is executed on February 14, 2014 by and among:

Purchaser A (Party A1): Lafaso (Shanghai) Information Technology Co., Ltd

Purchaser B (Party A2): Vipshop (China) Co., Ltd

Vendor (Party B): Oriental Fashion (Shanghai) Multimedia Limited Company

Purchaser A and Purchaser B are hereinafter collectively referred to as the “Purchasers” or “Party A”, and the Vendor and the Purchasers or Party A are hereinafter collectively referred to as the “Parties”.

Considering that the Parties hereto agree to establish a long-term cooperation whereby Party B will supply commodities to Party A as agreed herein. In consideration whereof, upon amicable negotiations, the Parties agree as follows:

Article 1: Definitions

The terms used herein shall have the following meanings:

1.1  “Vendor Code” shall mean the transaction code assigned to Party B by Party A for convenience of transactions between the Parties, which will be widely used in the relevant documents and records between Party A and Party B and the internal documents and records of Party A, including, without limitation, the purchase order, receipt proof, Party B’s delivery proof, Party B’s statement for settlement, for identifying the transactions entered into between Party A and Party B hereunder. Except otherwise agreed between the Parties, all transactions incurred by Party B under this transaction code and confirmed by Party A shall be subject to the provisions of this Contract.

1.2  “SKU Code” shall mean commodity identification code used to identify the commodities transacted between the Parties. Each single article may be assigned one (and only one) SKU Code, which will be produced from Party A’s relevant system and then provided to Party B, and widely used in the transaction documents during Party A’s commodity sourcing, receiving, sales process, Party B’s supply process and settlement process between the Parties.

1.3  “Lefeng Vendor System (http://vrm.lefeng.com)” shall mean the Internet backstage management system in which Party A effects business relations with its vendors. Upon the execution of this Contract by the Parties, Party A will send the user name and password exclusively used for Party B to log on this system to Party B’s business contact mailbox and mobile phone, and Party B shall change the password the first time it logs on the system. This Contract shall apply to all operations by Party B on this system; Party B shall properly keep the passwords and assume all consequences arising from its improper keeping or use of its passwords.

1.4  “Party B’s Commodities”, “Commodities” or “Goods” shall mean the cosmetics, garments, healthcare products, foods and such other commodities manufactured by Party B itself or its contracted third party manufacturers under Party B’s own brands, including but not limited to JPlus, JSkin, JCare, JCode, Huanxing, as well as other commodities under its own brands that are developed, manufactured by Party B itself or its contracted third party manufacturers after the execution of this Contract.

1.5  “Party A’s Platform” shall mean the websites of Lefeng and Vipshop, i.e. www.lefeng.com, and www.vip.com.

Article 2: Transaction Documents

2.1  This Contract is a general framework agreement between the Parties with respect to purchase of commodities, and this Contract, together with the Acknowledgement of Commodity Purchase, Basic Information of Vendors, Quotation of Commodity Offerings (Sample), Purchase Order (Sample) and such other written instruments confirmed by both Parties, including, without limitation, any valid purchase orders confirmed by both Parties through Lefeng Vendor System from time to time during the effective term hereof, shall constitute the documents on which the transactions between the Parties are based.

2.2  Except otherwise provided in the context, any references to “Party A” or the “Purchasers” and “Party B” or the “Vendor” in the transaction documents between the Parties shall mean the “Purchasers (Party A)” and the “Vendor (Party B)”, respectively, as first above defined herein.

Article 3: Ordering and Receiving

3.1  For each transaction hereunder, a purchase order will be sent by Party A to Party B through Lefeng Vendor System, but such purchaser order will become a valid purchase order containing a purchase order number (a “Valid Purchase Order”) only after it has been confirmed by Party B on Lefeng Vendor System.

3.2  Neither Party may replace any Commodities under a Valid Purchase Order without the consent of both Parties.

3.3  If Party B has physically provided Commodities for Party A and Party A has accepted the same, such transaction between the Parties shall be bound by this Contract, even though no Valid Purchase Order has been entered into as agreed herein.

3.4  The ordering cycle is 60 days, which means Party B shall deliver the Commodities to Party A as required in the Valid Purchase Order within 60 days after such Valid

Purchase Order is produced.

Article 4: Quality

4.1  The quality of the commodities sold by Party B to Party A shall comply with all of the following requirements:

1)        the current and valid national, local, industrial or filed corporate standards, the higher of which shall prevail;

2)        the quality standards agreed between the Parties; and

3)        the quality of the samples provided by Party B and confirmed by Party A (if any).

4.2   At the time of delivery, Party B shall provide Party A with a quality test report with respect to the Commodities delivered, failing to do which Party A may select samples from the delivered Commodities and submit them to the testing authority for quality testing at the expenses of Party B.

Article 5: Labels and Packaging

5.1  Party B’s Commodities shall bear such labels as deemed necessary for relevant category of Commodities by national or local requirements, including, without limitation, the product name, ingredients, net contents, information of manufacturer (including name, address, phone numbers, etc.), applicable product standards, date of manufacture, quality guarantee period, food QS logo, type, specifications, composition and content of raw materials, washing method, qualification certificate. At the time of delivery, Party B shall ensure that such necessary labels listed above are attached to the packages of the Commodities.

5.2  Party B shall provide the relevant proving documents of the other logos claimed on the packaging, such as international food and EMS certification, ISO international quality certification, green food, organic food certification and China Compulsory Product Certification (i.e. 3C certification).

5.3  Party B shall package the Commodities in a proper or other manner agreed between the Parties, and pre-print the commodity barcode on the external package of the Commodities in accordance with national or local requirements. The package of the Commodities delivered by Party B shall not be broken, tarnished, leaked or squeezed, and shall be solid enough to protect the relevant Commodities.

5.4  Party B shall clearly indicate the date of manufacture, safe use by date or expiry date at the distinct location of the external package of the Commodities which have a fixed period of use life.

5.5  Party B shall indicate warning logo or warnings written in Chinese on the external package of the Commodities, the improper use of which is easy to cause damage to the Commodity itself or may endanger human or property safety.

5.6  Where relevant product standards require that the quality grade of a product needs to be specified, Party B shall specify the same on the external package of the Commodity in accordance with such standards.

Article 6: Uninterrupted Supply

6.1  Party B shall retain sufficient inventory of the Commodities purchased by Party A to meet the demands of Party A (including its designated e-commerce platform participants). Except otherwise agreed between the Parties, the abovementioned “sufficient inventory” shall mean 30 days’ sales volume calculated by Party A on the basis of the average sales volume of a given Commodity during the preceding 90 days (including the average sales of this Commodity achieved by its designated e-commerce platform participants).

6.2  Party B shall provide Party A with a 30-day prior written notice if the production or supply of the commodities supplied by Party B to Party A will be stopped, provided, however, that such stoppage of production or supply shall not affect the implementation of Party A’s Valid Purchase Order; otherwise, Party B shall bear any losses thus incurred to Party A.

Article 7: Supply Price

7.1  Party B shall supply goods to Party A at 65% of the competitive retail price of Party B’s Commodities (except that the supply price of the Commodities mentioned in Article 11.5 shall be subject to the provision of such Article 11.5)(the “Supply Price”).

7.2  Party B will diligently cooperate with Party A in large scale promotional activities at Party A’s Platform and/or other third-party e-commerce platforms. If Party B participates in such promotional activities, the specific promotional plan (including price discounts, other preferential measures and such other direct promotional fees, excluding the marketing expenses relating to the promotional activities) shall be determined by the Parties through negotiations, and each Party shall bear 50% of the corresponding promotional expenses. Party B may provide Party B’s Commodities of the same value as the promotional fees it bears.

7.3  Except otherwise agreed between the Parties in writing, the Supply Price hereunder shall be “door-to-door” price, which means that such Supply Price shall have included the transportation costs to deliver Party B’s Commodities to Party A’s designated point of delivery.

7.4  The Supply Prices of the existing Party B’s Commodities (which have been for sale as of the date of execution hereof) shall be determined by Party B, and a list of Supply

Prices of Party B’s Commodities shall be provided to Party A. The Supply Prices of the Commodities newly developed by Party B during the effective term of this Contract shall be determined by the Parties through consultation.

7.5  Throughout the 2014 contract year, the Supply Prices of Party B’s Commodities offered to Party A shall not be higher than the supply prices offered to the other clients of Party B (after rebates, allowances and such other commercial conditions are calculated and taken into account). In the event that the supply prices offered by Party B to a third party is lower than those offered to Party A, Party A shall be entitled to also enjoy this supply price and require Party B to refund the discrepancy.

Article 8: Inspection and Acceptance

8.1  Party A or its authorized person shall have the right to conduct a thorough or sampling inspection on the Commodities either at Party A’s warehouse or other designated places according to its/his/her election.

8.2  Party A shall conduct two inspections on the commodities, with the first as the preliminary inspection, to check whether the information specified on the packaging boxes of the Commodities about the batch number, brand, name, specifications and quantity match the information contained in the corresponding Valid Purchase Order and Party B’s delivery documents, and whether the packaging boxes are intact or not. After the first inspection, Party A will store the commodities to its warehouse. The packaging boxes will be opened for the second inspection within 48 hours after the commodities are stored in Party A’s warehouses, to check whether there are any defects in the external packages and appearances of the commodities, whether the quantity and specifications of the Commodities match the relevant information contained in the corresponding Valid Purchase Order and Party B’s delivery documents, whether the validity term of the Commodities is in compliance with the acceptance standards, and whether the commodities have obvious quality issues.

8.3  The inspections mentioned hereinabove shall not include the testing of the physical and chemical indicators, functions or such other invisible inner quality of the Commodities. Party A’s inspection and acceptance of the Commodities shall not prejudice its right hereunder to return, or require Party B to take other measures on, the defected Commodities after Party A accepts or sells the Commodities.

8.4  In the event that the Commodities provided by Party B are inconsistent with Party A’s requirements in respect of quantity, appearance, specifications, quality, etc., Party A shall raise objections within the time limit provided below:

8.4.1   the quantity of the Commodities shall be subject to the actual quantity received by Party A; in case Party A discovers that the quantity of Commodities fails to match that specified in Party B’s delivery documents after opening the boxes for inspection, Party A shall raise objection within 48 hours after the second inspection;

8.4.2       in case the appearance or specifications of the Commodities fail to meet Party A’s requirements, Party A shall raise objection within 48 hours after the second inspection;

8.4.3       in case the Commodities have obvious quality issues, Party A shall raise objection within the quality guarantee period or within 5 days upon the complaint of consumers; provided, however, that such time requirement for objection shall not apply if Party B knows or should know the Commodities are not in line with the requirements.

Article 9: Return and Replacement

9.1 Party A shall have the right to return to Party B the slow-moving Party B’s Commodities, or require Party B to replace such Commodities with other Commodities, except for those whose remaining quality guarantee period is less than half. The slow-moving Party B’s Commodities mean the remainder of Party B’s Commodities that fail to be sold out after over 90 days upon the entry of the Commodities into Party A’s warehouse.

Article 10: After-Sale Service

If a consumer discovers any quality issue in any of the Commodities after the purchase, Party A shall be entitled to compensate the consumer first, provided, however, that the amount of compensation must be approved by Part B in writing. After Party A compensates the consumer for his/her losses, the customer service staff will inform Party B about the plan and amount of such compensation, and Party B agrees that such amount of compensation as approved by Party B in writing shall be deducted from the amounts payable to Party B, and any shortfall (if any) shall be paid separately by Party B to Party A.

Article 11: Settlement

11.1 Party A and Party B shall settle the payment for the Commodities with respect to the supply hereunder every 30 days (Settlement Cycle), calculated from the delivery date specified on the warehouse entry form.

11.2 Prior to the 5th day of each month, the Parties shall confirm the quantity, variety and amount of Party B’s supply of Commodities for the previous month. In case neither Party has disagreement with such information, Party B shall provide Party A with the invoice of the relevant amount. Party A shall make the payment to Party B within three working days upon its receipt of the invoice. For details of receiving account of Party B, please refer to Basic Information of Vendors as attached hereto.

11.3 At the settlement of each month, Party A may deduct from the settled payment such amounts as incurred in the previous month for compensation to consumers and/or returns due to quality issues.

11.4 Within 5 working days upon the end of each contract year, the Parties will carry out an annual settlement based on total sales value of Party B’s Commodities achieved by Party A in the previous contract year, and Party B will give rebates to Party A (if applicable) based on the total sales value of Party B’s Commodities (and Party B shall also refer to Article 12 hereof when calculating the total sales value and rebates/points reward) in the following ways:

a. Settlement method for year 2014:

No.	Total Sales Value (RMB)	Settlement Price	% of rebates	% of point rewards
1	below 900 million (excluded)	Supply Price
2	above 900 million (included)—below 1.3 billion (excluded)	Supply Price	5% of total sales value
3	above 1.3 billion (included)	Supply Price	5% of total sales value	3% of the part of sales value exceeding 1.3 billion

However, if the total sales value of Party B’s Commodities achieved by Party A in 2014 fails to reach RMB 900 million, Party A must additionally purchase Party B’s Commodities to the effect that the 2014 total sales value of Party B’s Commodities calculated on the basis of the average weighted market retail price can reach RMB 900 million. Furthermore, the respective quantity of each of Party B’s Commodities to be additionally purchased shall be determined according to the following formula: [(RMB 900 million - before-tax amount of actual sales value of Party B’s Commodities achieved by Party A in 2014 (based on the management accounts)]=average weighted actual selling price of each Commodity in 2014 * the quantity of each of Party B’s Commodities to be additionally purchased, and the unit price of each of Party B’s Commodities to be additionally purchased = average weighted actual selling price of each Commodity in 2014 * 0.65. after Party A additionally purchases Party B’s Commodities, Party B will grant Party A with a rebate equivalent to 5% of RMB 900 million, i.e. RMB 45 million. Party A shall complete the additional purchase and relevant payment by January 31, 2015, provided that such additional purchase will not be calculated into Party A’s total sales value for 2015.

b. Settlement method for year 2015:

The Parties will make the settlement based on the growth rate of the total sales value of Party B’s Commodities achieved by Party A in 2015, as compared with the actual total sales value of the previous contract year, with the details as follows:

No.	Growth rate of 2015 total sales value	Settlement Price	% of rebates	% of point rewards
1	below 45% (excluded)	Supply Price
2	above 45% (included)—below 65% (excluded)	Supply Price	5% of total sales value
3	above 65% (included)	Supply Price	5% of total sales value	3% of the part of sales value with the grow rate exceeding 65%

c. Settlement method for year 2016:

The Parties will make the settlement based on the growth rate of the total sales value of Party B’s Commodities achieved by Party A in 2016, as compared with the actual total sales value of the previous contract year, with the details as follows:

No.	Growth rate of 2016 total sales value	Settlement Price	% of rebates	% of point rewards
1	below 35% (excluded)	Supply Price
2	above 35% (included)—below 55% (excluded)	Supply Price	5% of total sales value
3	above 55% (included)	Supply Price	5% of total sales value	3% of the part of sales value with the grow rate exceeding 55%

d. The Parties will, in the last quarter of each contract year, jointly discuss and determine the sales and marketing plan of Party B’s Commodities in the following contract year.

11.5 The garment category of Party B’s Commodities will be supplied by Party B at 75% of the competitive market retail price, and Party A will settle the payment according to this supply price.

11.6 Both Parties agree that any Commodities that are used for public service activities (e.g. the current Miao Embroidery and star charity sale, all the sales revenue of which will be donated to charitable organization) will be supplied to Party A at the market retail price of such Commodities, and Party A will settle the payment based on such price. The sales aforementioned in this Article 11.6 shall not be included in the total annual sales value of Party B’s Commodities achieved by Party A. Both Parties agree that the total sales value of such public-interest Commodities at Party A’s Platform or any third party platform shall not exceed RMB 2 million for each contract year.

11.7 Party A shall establish a team and a center exclusively dedicated to the operation of Party B’s Commodities (“Operation Team for Party B’s Commodities”), which will be in charge of the matters with regard to the sale of Party B’s Commodities at Party A’s Platform or other platforms. Operation Team for Party B’s Commodities will be placed at management level of Party A’s group listed company, rather than the level of operation of Party A’s Platform.

Article 12: Operation and Sale of Party B’s Commodities at Other Platforms

12.1 Both Parties agree that Party B may authorize Party A to deal with the matters with regard to the operation and sale of Party B’s Commodities at all the other online e-commerce platforms other than Party A’s Platform ( “Other Platforms”), for which a separate written document may be executed by the Parties to govern the details of such authorization.

12.2 to the extent that Party B authorizes Party A to deal with the matters with regard to the operation and sale of Party B’s Commodities at Other Platforms, the total sales value of Party B’s Commodities generated at Other Platforms shall be included in the total sales value of Party B’s Commodities achieved by Party A in the corresponding year, and the Parties will make the settlement as agreed in Article 11.4 hereof.

Article 13: Acknowledgements and Undertakings

13.1 Party B hereby acknowledges and undertakes to Party A that:

13.1.1 it has the authority and right to execute and perform this Contract;

13.1.2 it ensures that the Commodities it supplies to Party A:

a. are free of any unreasonable danger to the safety of human body or property, and in compliance with the national and industrial standards that protect human health and safety of human and property;

b. have due functional performance they are intended to have, and have specified the defects in the functional performance of the Commodities;

c. are in line with the product standards applicable, or claimed applicable as specified on the package, to the Commodities, and are in line with the quality noted in the form of advertisement, product description and sample product; and

d. are all certified products produced from legitimate sources by authorized plants, and have in place product labels and descriptions as required by national standards; and

13.1.3 Party B will not sell Party B’s Commodities on various online e-commerce platforms for so long as this Contract remains valid, provided, however, that Party B may sell Party B’s Commodities through the channels other than online e-commerce platforms and Party B shall not be obliged to impose restrictions on which channel its customers may use to sell Party B’s Commodities;

13.2 Party A hereby acknowledges and undertakes to Party B that:

13.2.1 to the extent that Party B’s Commodities are advertised and promoted in relevant TV programs produced by Party B or its affiliates, Party A undertakes not to use, or authorize any third party to use, in any form whatsoever, all or part of the contents of such TV programs and/or the portraits, images, figures, voices, etc. of any guests, hosts, players or juries acting in such TV programs without the written consents of Party B or its affiliates;

13.2.2 for so long as this Contract remains valid, Party A or its controlled affiliates will not engage in the research, development, manufacture (including OEM manufacture) and/or sale of any cosmetics in the same or similar category of Party B’s Commodities (“Party A’s Branded Commodities”); if at any time during the term of this Contract, Party B approves Party A to carry out any of the abovementioned business, Party A may only authorize Party B to engage the research, development and manufacture of Party A’s Branded Commodities. The Parties will negotiate separately to determine the material terms (including gross margin distribution percentage) in respect of Party A’s authorization of research, development, manufacture and/or sale of Party A’s Branded Commodities.

Article 14: Other Conditions

14.1 The term of cooperation between the Parties hereunder shall be from the date of execution of this Contract to December 31, 2016. The date on which each contract year expires shall be December 31 of the corresponding year.

14.2 During the effective term of this Contract, both Parties shall jointly negotiate to determine the market promotional activities carried out by Party B for Party B’s Commodities.

Article 15: Commodity Information

During the effective term of this Contract, Party B shall provide Party A with information relating to the Commodities, including, without limitation, the electronic images, product descriptions, pictures, product representation pictures and such other information (the “Commodity Information”). Party A may use such Commodity Information for purposes of selling the Commodities without prejudicing the provisions of Article 13.2.1, and Party B shall provide Party A with the updates and edits of such Commodity Information in a timely manner. Party B shall make sure that the Commodity Information it provides to Party A will not violate the relevant State laws and regulations, or infringe upon any third-party intellectual property right or such other relevant rights, and Party B will assume any relevant legal responsibilities in relation thereto.

Article 16: Intellectual Property

Party A and/or its affiliates shall own all intellectual properties with respect to the brands, domain name and trademarks of Lefeng website. Except otherwise provided herein, Party B shall not, in any form whatsoever, use in any advertising any elements that are identical or similar to any of the aforementioned contents without Party A’s written consent. Party B shall not file the core elements of any brands, domain names, etc. in which Party A and/or its affiliates owns prior rights, as registered trademarks or similar domain names, etc.

Party B and/or its affiliates shall own all intellectual properties with respect to the brands, trademarks, industrial designs and product information. Except otherwise provided herein, Party A shall not, in any form whatsoever, use in any advertising any elements that are identical or similar to any of the aforementioned contents without Party B’s written consent. Party B shall not file the core elements of any brands, trademarks, industrial designs, product information, program name etc. in which Party B and/or its affiliates owns prior rights, as registered trademarks or similar domain names, etc.

Article 17: Confidentiality Obligation

Each Party shall have the duty to keep confidential the provisions of this Contract and its attachments, the performance hereof, and any business information it acquires from the other Party during the performance of this Contract (including, without limitation, the technology, design plans, formula, information of raw material suppliers or customers, price or financial information of the Parties) and shall only use such information for performance of this Contract, and shall not disclose or provide such information to any third party in any form whatsoever. The confidentiality obligation hereunder shall survive the termination of this Contract.

Article 18: Force Majeure

18.1 An event of “Force Majeure” shall mean any events that occur after the effectiveness of this Contract and prevent any Party from performing, or fully performing this Contract, which are uncontrollable, unforeseeable, unavoidable and insurmountable by either Party, including, without limitation, earthquakes, floods, fires and such other acts of God; wars, strikes, riots, public hygiene events, coup d’etat, etc.; Internet failure, hacker attack, etc.; changes of laws, regulations and state policies).

18.2 Either Party suffering an event of Force Majeure which fails to perform, or fully perform, this Contract shall notify such event to the other Party within two days upon the occurrence of such event (or, in case of notice failure due to extensive damage to public communications, within two days upon the public communications are recovered) and, within 10 days upon such occurrence, provide the proving documents evidence the occurrence and continuance of such event, and shall make all reasonable efforts to take measures or consult with the other Party to minimize or avoid to the maximum extent the damage caused by such event of Force Majeure.

Article 19: Brach and Indemnification

19.1 Fundamental Breach: either Party’s material damage to the premises and basis on which this Contract is based, which causes material losses to the other Party or renders the purposes of this Contract unachievable, shall constitute a fundamental breach hereunder, including, without limitation, the circumstances under which:

1)             either Party exerts fraud or coercion on the other Party;

2)             Party B provides counterfeit or inferior quality products, or conceals defects in the commodities;

3)    Party A fails to make the payment in full amount or in a timely manner as agreed herein;

4)             either Party does not have, or is deprived of, the capacity or authority to perform this Contract, or refuses to perform this Contract;

5)   either Party provides fake information, or counterfeits or transforms relevant qualification proving documents;

6)             either Party seriously infringes upon the other Party’s legitimate rights and interests, and such other acts that invalidate or revoke this Contract.

Except otherwise provided herein, the non-defaulting Party in respect of such Fundamental Breach shall have the right to unilaterally cancel the purchase orders, terminate this Contract and require the defaulting Party to compensate for the actual losses thus suffered by the non-defaulting Party.

19.2 Ordinary Breach: the breaches other than Fundamental Breach shall be Ordinary Breach, for which the defaulting Party shall compensate for the actual losses thus suffered by the non-defaulting Party.

Article 20: Dispute Resolution

Any disputes arising from or in connection with this Contract shall be resolved through amicable negotiations between the Parties; in case the negotiations fail, the Parties agree to submit such disputes to Beijing Arbitration Commission for arbitration in accordance with its arbitration rules in effect at the time of application for such arbitration.

Article 21: Miscellaneous

21.1 This Contract shall be made in duplicate, one for each Party, which shall be equally binding.

21.2 This Contract shall take effect as of the date first written above after duly executed by both Parties.

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Party A1: Lafaso (Shanghai) Information Technology Co., Ltd

(Stamp)

/s/

Party B: Oriental Fashion (Shanghai) Multimedia Limited Company

(Stamp)

/s/

Party A2: Vipshop (China) Co., Ltd

(Stamp)

/s/